Exhibit 99.1
STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

September 15, 2008

3.	News Release:

A news release was issued by Stantec on September 15, 2008, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec announced the retirement of chief financial officer Don Wilson and named Dan Lefaivre as his successor.

5.	Full Description of Material Change:

5.1
Full Description of Material Change:

Don Wilson, Senior Vice President and Chief Financial Officer (CFO), will retire from his role on December 31, 2008.  Dan Lefaivre, currently the Vice President, Finance & Treasury, will assume the CFO role effective January 1, 2009.

5.2	Disclosure for Restructuring Transactions: Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Jeffrey S. Lloyd
Vice President & Secretary
Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
T5K 2L6
(780) 917-7016

9.	Date of Report:

DATED at Edmonton, Alberta this 15th day of September, 2008.